SciSparc Ltd.

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916, Israel

June 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	SciSparc Ltd. (CIK 0001611746) (the “Company”)
Registration Statement No. 333-286099 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on June 10, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on June 12, 2025 at 5 :30 p.m., Eastern Time. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-mentioned Registration Statement, as amended.

The Company reserves the right to resubmit another request for acceleration of the Registration Statement at a future date.

Very truly yours,

SciSparc Ltd.

By:	/s/ Oz Adler
Oz Adler Chief Executive Officer and Chief Financial Officer